SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Adjustment of the Divestment Program to the Methodology approved by the Federal Accounting Court

Rio de Janeiro, March 31st, 2017 – Petróleo Brasileiro S.A. – Petrobras, in continuation to the material fact disclosed on March 15, 2017, informs that its Executive Board approved yesterday the composition of its new divestment portfolio, consisting of projects that will follow the revised divestment methodology proceedings since the beginning, in compliance with the decision of the Federal Accounting Court (TCU).

To build the new portfolio, following TCU decision, it is necessary to terminate ongoing projects for which purchase and sale contracts have not yet been signed, a measure that was also approved yesterday.

Petrobras is taking all the internal necessary measures for the approval of its new portfolio by the Executive Board. Within two weeks, the projects that compose the new portfolio and which are qualified to initiate the structuring stage will be promptly started, and subsequently disclosed to the market.

Petrobras further reports that the aforementioned measures do not interfere with the achievement of the US$ 21 billion target in partnerships and divestments defined in the Strategic Plan for the 2017/2018 biennium.

The tables below offer information on the divestment projects disclosed to the market since the second half of 2016 for which transaction closing has not yet occurred.

It should be noted that projects for which purchase and sale contracts have already been signed can advance to conclusion, and are detailed in table 2.

Table 1 – Terminated divestment projects which will be assessed to compose the new portfolio

Project	Stage
Transfer of rights for a set of onshore fields	Process has already been suspended by injunction decision of the Federal Court of Sergipe, as disclosed in the material fact dated of 12/05/2016.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Transfer of shallow water rights in the States of Sergipe and Ceará	Regional Federal Court of Sergipe (5th Region) has revoked the injunction that suspended the transaction, as disclosed in material fact dated of 1/23/2017.
Sale of capital interest in BR Distribuidora	Process has already been suspended by injunction decision of the Federal Court of Sergipe, as disclosed in the material fact dated of 12/05/2016.
Sale of transfer of rights for Baúna and Tartaruga Verde fields

Exempted from TCU preventive order of 12/7/2016. The company dropped the motion before the Federal Supreme Court to suspend the injunction issued by Federal Court of Sergipe that prevented the execution of contracts, and requested the dismissal of this legal claim, as per material fact dated of 3/29/2017.

Sale of participation in the Saint Malo field, in the Gulf of Mexico	Exempted from TCU preventive order of 3/15/2017. The project will not continue as it did not achieve the expected results.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Table 2 – Divestment projects upheld

Project	Stage
Sale of 90% stake in the Nova Transportadora do Sudeste

Contracts signed on 9/23/2016, prior to the TCU preventive order of 12/7/2016 preventing the execution of divestment contracts. Shareholders’ Meeting of Petrobras approved the sale, as disclosed on material fact of 11/30/2016. Injunction ordering the halt of sale was suspended, as per material fact of 03/09/2017. Transaction completion still subject to the fulfillment of usual prior conditions.

Sale of Liquigás

Contracts signed on 11/17/2016, prior to the TCU preventive order of 12/7/2016. Shareholders’ Meeting of Petrobras approved the sale, as per material fact of 1/31/2017. Transaction completion subject to the fulfillment of usual prior conditions, including Administrative Council for Economic Defense (CADE) approval.

Sale of PetroquímicaSuape and Citepe	Contracts signed on 12/28/2016, as exempted under the TCU preventive order of 12/7/2016. Injunction suspending this project was itself suspended pursuant to appeal by Petrobras, as per material fact of 2/22/2017. Shareholders’ Meeting of Petrobras approved the sale, as per material fact of 3/27/2017. Transaction completion subject to the fulfillment of usual prior conditions, including CADE approval.

Note:	Does not include strategic partnerships

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer